                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May, 2004

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 24, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

                                                                  [LOGO OF MTFG]


                    ----------------------------------------
                         Selected Financial Information
                               under Japanese GAAP
                    For the Fiscal Year Ended March 31, 2004
                    ----------------------------------------


                       The Bank of Tokyo-Mitsubishi, Ltd.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

                                   [Contents]

1    Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

     1.  Consolidated Balance Sheets                                                             20
     2.  Consolidated Statements of Operations                                                   21
     3.  Consolidated Statements of Capital Surplus and
          Retained Earnings                                                                      22
     4.  Non-Consolidated Balance Sheets                                                         23
     5.  Non-Consolidated Statements of Operations                                               24
     6.  Notional Principal or Contract Amount, Market
          Value and Valuation Gains (Losses) on Derivatives                                      25
                                                            [Consolidated]
     7.  Financial Results                                  [Consolidated], [Non-Consolidated]   26
     8.  Average Interest Rate Spread                       [Non-Consolidated]                   28
     9.  Valuation Differences on Securities                [Consolidated], [Non-Consolidated]   28
     10. Risk-Adjusted Capital Ratio Based on the
          Standards of the BIS                              [Consolidated], [Non-Consolidated]   29
2    Loan Portfolio and Other
     1.  Risk-Monitored Loans                               [Consolidated], [Non-Consolidated]   30
     2.  Classification of Risk-Monitored Loans             [Consolidated]                       31
     3.  Allowance for Loan Losses                          [Consolidated], [Non-Consolidated]   32
     4.  Coverage Ratio against Risk-Monitored
          Loans                                             [Consolidated], [Non-Consolidated]   32
     5.  Disclosed Claims under the Financial
          Reconstruction Law (the "FRL")                    [Non-Consolidated]                   33
     6.  Status of Secured Coverage on Disclosed
          Claims under the FRL                              [Non-Consolidated]                   33
     7.  Progress in the Disposal of Problem Assets         [Non-Consolidated]                   34
     8.  Classification of Loans by Type of
          Industry                                          [Non-Consolidated]                   38
     9.  Loans and Deposits                                 [Non-Consolidated]                   39
     10. Domestic Deposits                                  [Non-Consolidated]                   39
     11. Number of Employees                                [Non-Consolidated]                   39
     12. Number of Offices                                  [Non-Consolidated]                   39
     13. Status of Deferred Tax Assets                      [Non-Consolidated]                   40
     14. Employees' Retirement Benefits                     [Non-Consolidated]                   41
     15. Earning Projections for the Fiscal Year
          Ending March 31, 2005                             [Consolidated], [Non-Consolidated]   42

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

1 Financial Highlights under Japanese GAAP for the Fiscal Year Ended March 31, 2004

(Japanese GAAP)

1. Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------
                                                                                           Increase/
                                                                      As of March 31,      (Decrease)
(in millions of yen)                                              2004 (A)     2003 (B)     (A)-(B)
-----------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                        5,840,013    7,366,450   (1,526,437)
   Call loans and bills bought                                      953,941      678,407      275,533
   Receivables under resale agreements                            1,409,963      576,814      833,149
   Receivables under securities borrowing transactions            4,603,993    1,561,391    3,042,602
   Commercial paper and other debt purchased                      1,297,241      484,195      813,045
   Trading assets                                                 6,296,997    5,276,242    1,020,755
   Money held in trust                                              462,424      405,882       56,541
   Investment securities                                         20,960,352   16,600,079    4,360,272
   Allowance for losses on investment securities                     (1,923)      (2,067)         143
   Loans and bills discounted                                    38,017,560   38,668,577     (651,017)
   Foreign exchanges                                                553,711      594,767      (41,055)
   Other assets                                                   2,450,786    2,067,540      383,245
   Premises and equipment                                           721,219      801,917      (80,698)
   Deferred debenture discounts and other costs                          --            9           (9)
   Deferred tax assets                                              517,036    1,008,726     (491,690)
   Customers' liabilities for acceptances and guarantees          4,233,353    4,518,715     (285,361)
   Allowance for loan losses                                       (630,054)  (1,016,265)     386,211
-----------------------------------------------------------------------------------------------------
      Total assets                                               87,686,618   79,591,387    8,095,230
-----------------------------------------------------------------------------------------------------
Liabilities:
   Deposits                                                      55,910,135   52,095,330    3,814,804
   Negotiable certificates of deposit                             1,528,477    2,625,077   (1,096,599)
   Debentures                                                       265,957      636,060     (370,103)
   Call money and bills sold                                      5,993,188    3,013,869    2,979,318
   Payables under repurchase agreements                           2,812,279    2,828,308      (16,029)
   Payables under securities lending transactions                 1,571,280    1,996,214     (424,934)
   Commercial paper                                                 241,006      312,208      (71,201)
   Trading liabilities                                            2,751,586    1,455,493    1,296,092
   Borrowed money                                                 1,153,916    1,303,831     (149,915)
   Foreign exchanges                                              1,068,413      512,676      555,737
   Short-term corporate bonds                                       300,200       10,000      290,200
   Bonds and notes                                                3,350,710    3,188,379      162,330
   Bonds with warrants                                               50,000       50,528         (528)
   Other liabilities                                              2,612,359    2,166,328      446,031
   Reserve for employees' bonuses                                    13,050       12,531          519
   Reserve for employees' retirement benefits                        32,140       26,429        5,711
   Reserve for expenses related to EXPO 2005 Japan                       97           31           66
   Reserves under special laws                                        1,160          799          360
   Deferred tax liabilities                                          56,137       61,037       (4,899)
   Deferred tax liabilities on land revaluation excess              130,408      133,453       (3,045)
   Acceptances and guarantees                                     4,233,353    4,518,715     (285,361)
-----------------------------------------------------------------------------------------------------
      Total liabilities                                          84,075,860   76,947,306    7,128,554
-----------------------------------------------------------------------------------------------------
Minority interest                                                   357,087      330,812       26,274
-----------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                                    871,973      871,973           --
   Capital surplus                                                  681,928      681,928           --
   Retained earnings                                              1,256,278      858,177      398,100
   Land revaluation excess                                          167,631      197,489      (29,858)
   Unrealized gains (losses) on securities available for sale       383,572     (227,826)     611,399
   Foreign currency translation adjustments                        (107,713)     (68,474)     (39,239)
-----------------------------------------------------------------------------------------------------
      Total shareholder's equity                                  3,253,670    2,313,268      940,401
-----------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                                  87,686,618   79,591,387    8,095,230
-----------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

2. Consolidated Statements of Operations

-----------------------------------------------------------------------------------
                                                 For the year ended      Increase/
                                                      March 31,         (Decrease)
(in millions of yen)                            2004 (A)    2003 (B)     (A) - (B)
-----------------------------------------------------------------------------------
Ordinary income:
   Interest income:                            1,128,672    1,347,905      (219,233)
      Interest on loans and discounts            768,626      886,442      (117,815)
      Interest and dividends on securities       182,125      216,381       (34,256)
   Trust fees                                     15,974       18,515        (2,540)
   Fees and commissions                          427,748      377,440        50,307
   Trading profits                               133,520       76,654        56,865
   Other business income                         193,403      218,914       (25,511)
   Other ordinary income                         145,941      146,742          (801)
-----------------------------------------------------------------------------------
Total ordinary income                          2,045,260    2,186,174      (140,913)
-----------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                             312,949      491,872      (178,922)
      Interest on deposits                       134,327      183,936       (49,609)
      Interest on debentures and
       amortization of debenture discounts         4,035        8,504        (4,468)
   Fees and commissions                           52,843       66,074       (13,230)
   Other business expenses                       112,499       72,104        40,395
   General and administrative expenses           857,740      855,093         2,647
   Other ordinary expenses                       262,701      973,652      (710,950)
-----------------------------------------------------------------------------------
Total ordinary expenses                        1,598,735    2,458,796      (860,061)
-----------------------------------------------------------------------------------
Ordinary profit (loss)                           446,524     (272,622)      719,147
-----------------------------------------------------------------------------------
Special gains                                    326,824       39,919       286,904
Special losses                                    29,874       24,658         5,216
-----------------------------------------------------------------------------------
Income (Loss) before income taxes and others     743,474     (257,361)    1,000,835
-----------------------------------------------------------------------------------
Income taxes-current                              77,438       54,906        22,531
Income taxes-deferred                            190,905     (178,443)      369,349
Minority interest                                 45,846        4,293        41,553
-----------------------------------------------------------------------------------
Net income (loss)                                429,283     (138,117)      567,401
-----------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

3. Consolidated Statements of Capital Surplus and Retained Earnings

----------------------------------------------------------------------------------------------------------
                                                                         For the year ended      Increase/
                                                                               March 31,        (Decrease)
(in millions of yen)                                                     2004(A)     2003(B)     (A) - (B)
----------------------------------------------------------------------------------------------------------
Balance of capital surplus at beginning of fiscal year                    681,928     595,925       86,003
Increase:                                                                      --      86,003      (86,003)
   Issuance of common stock due to capital increase                            --      86,003      (86,003)
----------------------------------------------------------------------------------------------------------
Balance of capital surplus at end of fiscal year                          681,928     681,928           --
----------------------------------------------------------------------------------------------------------
Balance of retained earnings at beginning of fiscal year                  858,177   1,026,305     (168,127)
Increase:                                                                 446,977       7,021      439,956
   Net income                                                             429,283          --      429,283
   Reduction in land revaluation excess                                    17,694       4,130       13,563
   Change in ownership percentage to a consolidated subsidiary
    due to stock repurchase by the subsidiary                                  --       2,648       (2,648)
   Decrease in consolidated companies accounted for by the equity
    method                                                                     --         242         (242)
Decrease:                                                                 (48,877)   (175,148)     126,271
   Net loss                                                                    --    (138,117)     138,117
   Cash dividends                                                         (48,873)    (17,384)     (31,489)
   Bonuses to directors of consolidated subsidiaries                           (3)         (3)          --
   Change in ownership percentage to consolidated subsidiaries and
    a company accounted for by the equity method due to their merger           --     (15,896)      15,896
   Increase in consolidated subsidiaries and companies accounted
    for by the equity method                                                   --      (3,746)       3,746
----------------------------------------------------------------------------------------------------------
Balance of retained earnings at end of fiscal year                      1,256,278     858,177      398,100
----------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

4. Non-Consolidated Balance Sheets

---------------------------------------------------------------------------------------------------
                                                                                          Increase/
                                                                As of March 31,          (Decrease)
(in millions of yen)                                          2004(A)        2003(B)      (A) - (B)
---------------------------------------------------------------------------------------------------
Assets:
   Cash and due from banks                                   5,418,791      7,107,314    (1,688,523)
   Call loans                                                  838,128        478,160       359,967
   Receivables under resale agreements                         458,662        156,108       302,553
   Receivables under securities borrowing transactions       2,757,662        787,680     1,969,981
   Commercial paper and other debt purchased                   457,187        293,492       163,694
   Trading assets                                            4,204,602      4,150,726        53,875
   Money held in trust                                         414,457        365,381        49,075
   Investment securities                                    20,766,910     16,351,043     4,415,866
   Allowance for losses on investment securities                (1,923)        (2,067)          143
   Loans and bills discounted                               34,816,640     34,724,836        91,803
   Foreign exchanges                                           557,677        603,344       (45,667)
   Other assets                                              1,731,951      1,247,816       484,135
   Premises and equipment                                      580,409        637,663       (57,253)
   Deferred tax assets                                         527,692      1,018,553      (490,861)
   Customers' liabilities for acceptances and guarantees     3,377,138      3,795,648      (418,509)
   Allowance for loan losses                                  (468,577)      (809,374)      340,796
---------------------------------------------------------------------------------------------------
      Total assets                                          76,437,410     70,906,329     5,531,080
---------------------------------------------------------------------------------------------------
Liabilities:
   Deposits                                                 51,819,415     47,827,174     3,992,241
   Negotiable certificates of deposit                        1,626,476      2,720,083    (1,093,607)
   Debentures                                                  265,957        636,060      (370,103)
   Call money                                                2,456,412      2,364,965        91,446
   Payables under repurchase agreements                      1,818,440      2,149,826      (331,386)
   Payables under securities lending transactions              386,061      1,273,929      (887,868)
   Bills sold                                                3,247,400        576,500     2,670,900
   Commercial paper                                                 --         15,000       (15,000)
   Trading liabilities                                         800,207      1,273,940      (473,733)
   Borrowed money                                            1,344,764      1,588,979      (244,214)
   Foreign exchanges                                         1,068,964        514,781       554,183
   Short-term corporate bonds                                  300,200         10,000       290,200
   Bonds and notes                                           2,567,140      2,203,400       363,740
   Other liabilities                                         2,066,730      1,588,857       477,873
   Reserve for employees' bonuses                                6,053          6,945          (891)
   Reserve for employees' retirement benefits                   13,272          6,691         6,581
   Reserve for expenses related to EXPO 2005 Japan                  97             31            66
   Reserves under special laws                                      31             58           (26)
   Deferred tax liabilities on land revaluation excess         130,408        133,453        (3,045)
   Acceptances and guarantees                                3,377,138      3,795,648      (418,509)
---------------------------------------------------------------------------------------------------
      Total liabilities                                     73,295,173     68,686,327     4,608,846
---------------------------------------------------------------------------------------------------
Shareholder's equity:
   Capital stock                                               871,973        871,973            --
   Capital surplus                                             681,928        681,928            --
      Capital reserve                                          681,928        681,928            --
   Retained earnings                                         1,041,547        712,972       328,574
      Revenue reserve                                          190,044        190,044            --
      Voluntary reserves                                       475,701        592,908      (117,206)
      Unappropriated profit                                    375,801        (69,979)      445,781
         Net income                                            359,754        (92,116)      451,871
   Land revaluation excess                                     167,704        197,563       (29,858)
   Unrealized gains (losses) on securities
    available for sale                                         379,082       (244,435)      623,518
---------------------------------------------------------------------------------------------------
      Total shareholder's equity                             3,142,236      2,220,001       922,234
---------------------------------------------------------------------------------------------------
      Total liabilities, minority interest
       and shareholder's equity                             76,437,410     70,906,329     5,531,080
---------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

5. Non-Consolidated Statements of Operations

-------------------------------------------------------------------------------------
                                                      For the year ended    Increase/
                                                           March 31,       (Decrease)
    (in millions of yen)                            2004(A)       2003(B)   (A) - (B)
-------------------------------------------------------------------------------------
Ordinary income:
   Interest income:                                  887,752    1,034,757    (147,004)
      Interest on loans and discounts                569,937      635,436     (65,498)
      Interest and dividends on securities           182,201      191,193      (8,991)
   Fees and commissions                              205,938      186,807      19,130
   Trading profits                                    57,961       49,467       8,493
   Other business income                             205,278      211,157      (5,878)
   Other ordinary income                             114,075      129,082     (15,007)
-------------------------------------------------------------------------------------
Total ordinary income                              1,471,005    1,611,272    (140,266)
-------------------------------------------------------------------------------------
Ordinary expenses:
   Interest expense:                                 255,402      381,843    (126,440)
      Interest on deposits                           110,763      148,216     (37,452)
      Interest on debentures and
       amortization of debenture discounts             4,035        8,413      (4,377)
   Fees and commissions                               52,541       53,833      (1,292)
   Trading losses                                      3,221           --       3,221
   Other business expenses                           122,362       70,110      52,252
   General and administrative expenses               505,343      508,060      (2,717)
   Other ordinary expenses                           241,912      897,463    (655,550)
-------------------------------------------------------------------------------------
Total ordinary expenses                            1,180,784    1,911,312    (730,527)
-------------------------------------------------------------------------------------
Ordinary profit (loss)                               290,221     (300,040)    590,261
-------------------------------------------------------------------------------------
Special gains                                        325,586       33,532     292,054
Special losses                                        28,088       20,825       7,263
-------------------------------------------------------------------------------------
Income (Loss) before income taxes and others         587,719     (287,333)    875,052
-------------------------------------------------------------------------------------
Income taxes-current                                  44,462       22,925      21,537
Income taxes-deferred                                183,503     (218,141)    401,644
-------------------------------------------------------------------------------------
Net income (loss)                                    359,754      (92,116)    451,871
-------------------------------------------------------------------------------------
Unappropriated retained earnings brought forward      16,769       18,006      (1,237)
Reduction in land revaluation excess                  17,694        4,130      13,563
Interim dividends                                     18,416           --      18,416
Unappropriated retained earnings                     375,801      (69,979)    445,781
-------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(Japanese GAAP)

6. Notional Principal or Contract Amount, Market Value and Valuation Gains (Losses) on Derivatives

     The publication is omitted in order to be disclosed by EDINET.

[Reference]

1. Derivatives qualified for hedge-accounting [Consolidated]

                                       (in billions of yen)
-----------------------------------------------------------
                                   As of March 31, 2004
-----------------------------------------------------------
                               Notional principal   Market
                               or contract amount   value
-----------------------------------------------------------
Interest rate futures                     5,921.2       2.4
Interest rate swaps                      20,775.2      90.9
Currency swaps                            2,016.8      (6.2)
Other interest rate-related
transactions                                  3.8       0.0
Others                                        0.6       0.6
-----------------------------------------------------------
Total                                                  87.8
-----------------------------------------------------------

Note : Derivatives which are accounted for on an accrual basis based on "Accounting standard for financial instruments" are not included in the table above.

Notional principal by the remaining life of the interest rate swaps above is as follows:

                                                                (in billions of yen)
------------------------------------------------------------------------------------
                                             As of March 31, 2004
------------------------------------------------------------------------------------
                                Due within   Due after 1 year   Due after
                                  1 year     through 5 years    5 years       Total
------------------------------------------------------------------------------------
Receive-fix/pay-floater            4,737.2            8,392.5     1,208.7   14,338.5
Receive floater/pay-fix            2,870.7            2,260.7     1,295.1    6,426.6
Receive floater/pay-floater             --               10.0          --       10.0
Total                              7,608.0           10,663.2     2,503.9   20,775.2
------------------------------------------------------------------------------------

2. Deferred gains (losses) [Consolidated]

                                                          (in billions of yen)
------------------------------------------------------------------------------
                                  As of March 31, 2004
                                Deferred      Deferred      Net gains (losses)
                                gains (A)     losses (B)         (A) - (B)
------------------------------------------------------------------------------
Interest rate futures                 17.7           13.8                  3.8
Interest rate swaps                  239.6          218.7                 20.8
Currency swaps                        35.5           37.7                 (2.1)
Other interest rate-related
 transactions                          0.1            0.1                   --
Others                                 4.0            4.4                 (0.3)
Total                                297.1          274.9                 22.1
------------------------------------------------------------------------------

Note : Deferred gains (losses) attributable to the macro hedge accounting as of March 31, 2004 are included in the above table.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7. Financial Results (The Bank of Tokyo-Mitsubishi, Ltd. and Consolidated Subsidiaries)

                                                                                         (in millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                     For the year   For the year
                                                                        ended          ended        Increase/
                                                                      March 31,      March 31,     (Decrease)
                                                                       2003 (A)       2004 (B)      (B) - (A)
-------------------------------------------------------------------------------------------------------------
Gross profits                                                           1,411,032      1,422,934       11,902
   Net interest income                                                    857,686        817,631      (40,054)
   Trust fees                                                              18,515         15,974       (2,540)
   Net fees and commissions                                               311,366        374,904       63,538
   Net trading profits                                                     76,654        133,520       56,865
   Net other business income                                              146,809         80,903      (65,906)
      Net gains on debt securities                                         63,178        (32,715)     (95,894)
General and administrative expenses                                       813,531        810,895       (2,635)
Net business profits before provision for formula allowance for
 loan losses                                                              597,500        612,039       14,538
Provision for formula allowance for loan losses (1)                        42,739             --      (42,739)
Net business profits*                                                     554,761        612,039       57,277
Net non-recurring losses                                                 (827,384)      (165,514)     661,870
   Credit related costs (2)                                              (349,921)      (139,284)     210,637
      Losses on loan charge-offs                                         (165,727)       (59,979)     105,747
      Provision for specific allowance for loan losses                    (39,809)            --       39,809
      Losses on sales of loans to the Resolution and Collection
       Corporation                                                        (73,030)       (39,549)      33,480
      Other credit related costs                                          (71,354)       (39,754)      31,599
   Net losses on equity securities                                       (386,611)        (1,068)     385,543
      Gains on sales of equity securities                                  52,997         66,779       13,781
      Losses on sales of equity securities                               (184,774)       (59,219)     125,555
      Losses on write down of equity securities                          (254,835)        (8,628)     246,206
   Equity in loss of affiliates                                            (9,009)          (733)       8,276
   Other                                                                  (81,841)       (24,428)      57,413
Ordinary profit (loss)                                                   (272,622)       446,524      719,147
Net special gains (losses)                                                 15,261        296,949      281,688
   Reversal of allowance for loan losses (3)                                   --        243,281      243,181
   Refund of enterprise taxes by the Tokyo Metropolitan Government             --         32,141       32,141
   Gains on transfer of the substitutional portion of future
    pension obligations                                                        --         26,503       26,503
   Gain on loans charged-off (4)                                           36,463         21,402      (15,061)
   Losses on impairment of fixed assets                                        --        (19,740)     (19,740)
Income (Loss) before income taxes and others                             (257,361)       743,474    1,000,835
Income taxes-current                                                       54,906         77,438       22,531
Income taxes-deferred                                                    (178,443)       190,905      369,349
Minority interest                                                           4,293         45,846       41,553
Net income (loss)                                                        (138,117)       429,283      567,401

Note:
   * Net business profits = Net business profits of The Bank of Tokyo-Mitsubishi, Ltd. + Other consolidated entities' gross profits - Other consolidated entities' general and administrative expenses - Other consolidated entities' provision for formula allowance for loan losses - Inter-company transactions.

(Reference)
Total credit costs (1)+(2)+(3)                                            392,661       (103,996)    (496,657)
Total credit costs + Gain on loans charged-off (1)+(2)+(3)+(4)            356,197       (125,398)    (481,596)
Number of consolidated subsidiaries                                           150            132          (18)
Number of affiliated companies accounted for by  the equity method             23             23           --

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

Financial Results (The Bank of Tokyo-Mitsubishi, Ltd.)

                                                                                         (in millions of yen)
-------------------------------------------------------------------------------------------------------------
                                                                     For the year   For the year
                                                                        ended          ended       Increase/
                                                                       March 31,      March 31,    (Decrease)
                                                                       2003 (A)       2004 (B)     (B) - (A)
-------------------------------------------------------------------------------------------------------------
Gross profits                                                             978,054        925,311      (52,742)
   Domestic gross profits                                                 545,956        510,310      (35,645)
      Net interest income                                                 427,416        427,497           80
      Net fees and commissions                                             71,532         93,182       21,650
      Net trading profits                                                  16,764          8,410       (8,354)
      Net other business income                                            30,243        (18,778)     (49,022)
         Net gains on debt securities                                      32,186        (30,104)     (62,290)
   Non-domestic gross profits                                             432,097        415,000      (17,096)
      Net interest income                                                 227,149        206,762      (20,387)
      Net fees and commissions                                             61,441         60,214       (1,226)
      Net trading profits                                                  32,703         46,329       13,626
      Net other business income                                           110,803        101,693       (9,109)
         Net gains on debt securities                                      30,034         (2,211)     (32,246)
General and administrative expenses                                       466,499        458,498       (8,000)
   Personnel expenses                                                     183,535        172,273      (11,261)
   Non-personnel expenses                                                 260,226        262,415        2,188
   Taxes                                                                   22,737         23,809        1,071
Net business profits before provision for formula allowance for
 loan losses                                                              511,555        466,813      (44,741)
Provision for formula allowance for loan losses (1)                        49,698             --      (49,698)
Net business profits                                                      461,856        466,813        4,956
Net non-recurring losses                                                 (761,896)      (176,591)     585,304
   Credit related costs (2)                                              (291,389)      (107,187)     184,202
      Losses on loan charge-offs                                         (141,491)       (24,592)     116,898
      Provision for specific allowance for loan losses                      3,140             --       (3,140)
      Losses on sales of loans to the Resolution and Collection
       Corporation                                                        (66,378)       (38,273)      28,105
      Other credit related costs                                          (86,660)       (44,321)      42,339
   Net losses on equity securities                                       (370,560)       (20,916)     349,644
      Gains on sales of equity securities                                  73,897         85,756       11,858
      Losses on sales of equity securities                               (184,528)       (59,515)     125,013
      Losses on write down of equity securities                          (259,928)       (47,156)     212,772
   Others                                                                 (99,946)       (48,488)      51,458
Ordinary profit (loss)                                                   (300,040)       290,221      590,261
Net special gains (losses)                                                 12,707        297,498      284,791
   Reversal of allowance for loan losses (3)                                   --        242,574      242,574
   Refund of enterprise taxes by the Tokyo Metropolitan Government             --         32,141       32,141
   Gains on transfer of the substitutional portion of future
    pension obligations                                                        --         26,503       26,503
   Gain on loans charged-off (4)                                           30,350         21,257       (9,092)
   Losses on impairment of fixed assets                                        --        (19,459)     (19,459)
Income (Loss) before income taxes                                        (287,333)       587,719      875,052
Income taxes-current                                                       22,925         44,462       21,537
Income taxes-deferred                                                    (218,141)       183,503      401,644
Net income (loss)                                                         (92,116)       359,754      451,871
   Total credit costs (1)+(2)+(3)                                         341,088       (135,386)    (476,475)
   Total credit costs + Gain on loans charged-off (1)+(2)+(3)+(4)         310,738       (156,644)    (467,383)

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8. Average Interest Rate Spread

[Non-Consolidated]                                                                     (percentage per annum)
-------------------------------------------------------------------------------------------------------------
                                                                        For the year ended
                                                                            March 31,              Increase/
                                                                  ------------------------------   (Decrease)
                                                                     2004(A)        2003(B)        (A) - (B)
-------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                   1.50           1.78        (0.28)
   Average interest rate on Loans and bills discounted                       1.64           1.82        (0.18)
   Average interest rate on Investment securities                            0.99           1.13        (0.13)
Total average interest rate on interest-bearing liabilities (b)              1.11           1.41        (0.29)
   Average interest rate on Deposits, NCD and Debentures                     0.22           0.32        (0.09)
   Average interest rate on external liabilities                             0.81           1.28        (0.47)
Total average interest rate spread (a)-(b)                                   0.38           0.37         0.01
-------------------------------------------------------------------------------------------------------------

Average interest rate spread in domestic business segment:                             (percentage per annum)
-------------------------------------------------------------------------------------------------------------
Total average interest rate on interest-earning assets (a)                   1.09           1.16        (0.06)
   Average interest rate on Loans and bills discounted                       1.44           1.53        (0.09)
   Average interest rate on Investment securities                            0.51           0.57        (0.06)
Total average interest rate on interest-bearing liabilities (b)              0.78           0.88        (0.10)
   Average interest rate on Deposits, NCD and Debentures                     0.03           0.06        (0.02)
   Average interest rate on external liabilities                             0.58           0.98        (0.40)
Total average interest rate spread (a)-(b)                                   0.31           0.27         0.04
-------------------------------------------------------------------------------------------------------------

9. Valuation Differences on Securities

(1) Valuation method of securities

Trading securities                        Market value (valuation differences are recorded as profits or losses)
Debt securities being held to maturity    Amortized cost
Securities available for sale             Market value (valuation differences are included in shareholders'
                                          equity, net of income taxes)

(Reference) Securities in money held in trust
Trading purposes                          Market value (valuation differences are recorded as profits or losses)
Being held to maturity                    Amortized cost
Other                                     Market value (valuation differences are included in shareholders'
                                          equity, net of income taxes)

(2) Valuation differences

[Consolidated]                                                                                            (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                       As of March 31, 2004                        As of March 31, 2003
                                         -------------------------------------------------------------------------------------
                                                       Valuation differences                       Valuation differences
                                             (A)      (A) - (B)      Gains       Losses        (B)        Gains       Losses
------------------------------------------------------------------------------------------------------------------------------
Debt securities being held to maturity        1,974           33        3,197       1,223       1,940        1,942           1
Securities available for sale               650,296      897,240      792,943     142,647    (246,944)     298,039     544,984
   Domestic equity securities               607,544      897,948      693,953      86,409    (290,404)     168,888     459,293
   Domestic bonds                           (15,007)     (80,166)      21,033      36,041      65,158       67,259       2,100
   Other                                     57,760       79,458       77,955      20,195     (21,698)      61,892      83,590
Total                                       652,270      897,274      796,141     143,870    (245,003)     299,982     544,985
   Domestic equity securities               607,544      897,948      693,953      86,409    (290,404)     168,888     459,293
   Domestic bonds                           (14,620)     (79,779)      22,638      37,259      65,158       67,259       2,100
   Other                                     59,347       79,104       79,548      20,201     (19,757)      63,834      83,591
------------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                        (in millions of yen)
------------------------------------------------------------------------------------------------------------------------------
                                                      As of March 31, 2004                    As of March 31, 2003
                                         -------------------------------------------------------------------------------------
                                                       Valuation differences                       Valuation differences
                                             (A)      (A) - (B)      Gains       Losses        (B)        Gains       Losses
------------------------------------------------------------------------------------------------------------------------------
Debt securities being held to maturity          683          397        1,903       1,220         286          287           1
Stocks of subsidiaries and affiliates       493,508      297,263      493,517           8     196,245      270,299      74,054
Securities available for sale               638,310      915,467      759,175     120,864    (277,157)     259,275     536,432
   Domestic equity securities               599,889      890,419      674,637      74,747    (290,529)     163,410     453,940
   Domestic bonds                           (15,038)     (80,204)      21,002      36,041      65,165       67,259       2,094
   Other                                     53,459      105,252       63,535      10,075     (51,793)      28,605      80,398
Total                                     1,132,502    1,213,128    1,254,596     122,094     (80,626)     529,862     610,488
   Domestic equity securities               770,981    1,132,563      845,729      74,747    (361,581)     166,412     527,994
   Domestic bonds                           (14,651)     (79,816)      22,607      37,258      65,165       67,259       2,094
   Other                                    376,171      160,381      386,259      10,087     215,789      296,190      80,400
------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

10. Risk-Adjusted Capital Ratio Based on the Standards of the BIS

[Consolidated]                                                                        (in billions of yen except percentages)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of
                                                         March 31,
                                                         2004 (A)      Increase/     Increase/       As of          As of
                                                       (Preliminary    (Decrease)    (Decrease)    March 31,    September 30,
                                                          basis)       (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital ratio                             11.97%         1.53%         0.07%        10.43%          11.89%
(2)   Tier 1 capital                                        2,876.0         475.7          (6.2)      2,400.2         2,882.2
(3)   Tier 2 capital includable as qualifying capital       2,415.3         123.9         (23.6)      2,291.3         2,438.9
   i) The amount of unrealized gains on investment
      securities, includable as qualifying capital            294.0         294.0         210.1            --            83.9
  ii) The amount of land revaluation excess
      includable as qualifying capital                        134.0         (14.8)         (6.8)        148.9           140.9
 iii) Subordinated debt                                     1,509.0         (72.1)       (160.3)      1,581.1         1,669.4
(4)   Tier 3 capital includable as qualifying capital          30.0            --           0.1          30.0            29.9
(5)   Deductions from total qualifying capital                 41.7           7.8           2.8          33.9            38.8
(6)   Total qualifying capital (2)+(3)+(4)-(5)              5,279.5         591.8         (32.6)      4,687.7         5,312.1
(7)   Risk-adjusted assets                                 44,093.8        (809.1)       (552.2)     44,903.0        44,646.1
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                    (in billions of yen except percentages)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of
                                                         March 31,
                                                         2004 (A)      Increase/     Increase/       As of          As of
                                                       (Preliminary    (Decrease)    (Decrease)    March 31,    September 30,
                                                          basis)       (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
(1)   Risk-adjusted capital ratio                             12.18%         1.94%        (0.04)%       10.24%          12.23%
(2)   Tier 1 capital                                        2,437.5         445.5         (21.0)      1,991.9         2,458.5
(3)   Tier 2 capital includable as qualifying capital       2,232.3         263.7          (3.2)      1,968.5         2,229.0
   i) The amount of unrealized gains on investment
      securities, includable as qualifying capital            287.3         287.3         216.2            --            71.0
  ii) The amount of land revaluation excess
      includable as qualifying capital                        134.1         (14.8)         (6.8)        148.9           141.0
 iii) Subordinated debt                                     1,461.1         (68.1)       (160.2)      1,529.3         1,621.3
(4)   Tier 3 capital includable as qualifying capital          12.4         (10.9)         (6.3)         23.4            18.7
(5)   Deductions from total qualifying capital                  4.5          (0.1)         (0.5)          4.6             5.0
(6)   Total qualifying capital (2)+(3)+(4)-(5)              4,677.7         698.4         (23.5)      3,979.2         4,701.2
(7)   Risk-adjusted assets                                 38,375.3        (471.9)        (61.5)     38,847.2        38,436.9
-----------------------------------------------------------------------------------------------------------------------------

                                       29

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2 Loan Portfolio and Other

1. Risk-Monitored Loans
   (Non-accrual loans, accruing loans contractually past due 3 months or more and restructured loans)

[Consolidated]
                                                                                                         (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/        As of         As of
                                                         March 31,     (Decrease)    (Decrease)     March 31,   September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                          22,684       (31,025)      (15,435)       53,709          38,119
   Past due loans                                           519,109      (404,120)     (167,044)      923,229         686,154
   Accruing loans contractually
    past due 3 months or more                                12,260        (5,818)       (4,993)       18,078          17,253
   Restructured loans                                       508,913      (468,570)     (192,587)      977,483         701,501
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                  1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
-----------------------------------------------------------------------------------------------------------------------------
   Amount of direct reduction                               300,610      (114,649)      (67,353)      415,259         367,964
Loans and bills discounted                               38,017,560      (651,017)       84,484    38,668,577      37,933,075
-----------------------------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                            0.05%        (0.07)%       (0.04)%        0.13%           0.10%
    Past due loans                                             1.36%        (1.02)%       (0.44)%        2.38%           1.80%
   Accruing loans contractually
    past due 3 months or more                                  0.03%        (0.01)%       (0.01)%        0.04%           0.04%
   Restructured loans                                          1.33%        (1.18)%       (0.51)%        2.52%           1.84%
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                       2.79%        (2.30)%       (1.00)%        5.10%           3.80%
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]
                                                                                                         (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                          15,177       (32,175)       (9,066)       47,352          24,244
   Past due loans                                           445,124      (380,342)     (139,716)      825,467         584,840
   Accruing loans contractually
    past due 3 months or more                                11,835        (5,250)       (3,918)       17,085          15,753
   Restructured loans                                       507,440      (531,407)     (191,561)    1,038,848         699,002
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                    979,578      (949,175)     (344,263)    1,928,753       1,323,841
-----------------------------------------------------------------------------------------------------------------------------
   Amount of direct reduction                               243,437      (112,341)      (74,610)      355,778         318,047
Loans and bills discounted                               34,816,640        91,803       556,179    34,724,836      34,260,461
-----------------------------------------------------------------------------------------------------------------------------

Percentage of total loans and bills discounted
-----------------------------------------------------------------------------------------------------------------------------
   Loans to customers in bankruptcy                            0.04%        (0.09)%       (0.02)%        0.13%           0.07%
   Past due loans                                              1.27%        (1.09)%       (0.42)%        2.37%           1.70%
   Accruing loans contractually
    past due 3 months or more                                  0.03%        (0.01)%       (0.01)%        0.04%           0.04%
   Restructured loans                                          1.45%        (1.53)%       (0.58)%        2.99%           2.04%
-----------------------------------------------------------------------------------------------------------------------------
   Total                                                       2.81%        (2.74)%       (1.05)%        5.55%           3.86%
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

2. Classification of Risk-Monitored Loans

Classification by geographic area

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic*                                                   807,675      (828,736)     (392,580)    1,636,411       1,200,256
Overseas*                                                   255,291       (80,798)       12,519       336,090         242,772
   Asia                                                      22,645       (34,064)      (10,736)       56,710          33,382
      Indonesia                                               4,090        (8,340)       (5,825)       12,431           9,916
      Thailand                                                7,863        (3,016)          400        10,879           7,462
      Hong Kong                                               4,717        (8,347)       (1,926)       13,064           6,643
      Other                                                   5,974       (14,360)       (3,385)       20,335           9,360
   United States of America                                 184,060         8,213        43,146       175,847         140,913
   Other                                                     48,585       (54,946)      (19,891)      103,532          68,477
-----------------------------------------------------------------------------------------------------------------------------
Total                                                     1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
-----------------------------------------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

Classification by type of industry of borrowers

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Domestic*                                                   807,675      (828,736)     (392,580)    1,636,411       1,200,256
   Manufacturing                                            101,319      (101,776)       (8,999)      203,095         110,318
   Construction                                              43,813       (75,120)      (51,040)      118,934          94,854
   Wholesale and Retail                                     189,632      (209,464)     (102,882)      399,097         292,514
   Banks and other financial institutions                    14,943        (2,144)        5,193        17,087           9,749
   Real estate                                              275,472      (160,765)      (48,026)      436,237         323,498
   Services                                                  81,953       (91,830)      (24,624)      173,784         106,578
   Other industries                                          20,394       (49,607)      (27,800)       70,001          48,194
   Consumer                                                  80,146      (138,026)     (134,400)      218,172         214,546
Overseas*                                                   255,291       (80,798)       12,519       336,090         242,772
   Banks and other financial institutions                    80,588        74,465        79,172         6,122           1,415
   Commercial and industrial                                166,429      (157,206)      (70,651)      323,635         237,080
   Other                                                      8,274         1,942         3,997         6,331           4,276
-----------------------------------------------------------------------------------------------------------------------------
Total                                                     1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
-----------------------------------------------------------------------------------------------------------------------------

Note:*  "Domestic" and "Overseas" are classified by domicile of borrowers.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

3. Allowance for Loan Losses

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses                                   630,054      (386,211)     (144,431)    1,016,265         774,485
   Formula allowance for loan losses                        478,090      (186,481)      (66,458)      664,572         544,549
   Specific allowance for loan losses                       146,054      (193,087)      (75,261)      339,141         221,315
   Allowance for loans to specific foreign borrowers          5,908        (6,642)       (2,711)       12,551           8,620
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses                                   468,577      (340,796)     (110,945)      809,374         579,522
   Formula allowance for loan losses                        349,680      (156,886)      (45,890)      506,566         395,571
   Specific allowance for loan losses                       112,987      (177,268)      (62,342)      290,256         175,330
   Allowance for loans to specific foreign borrowers          5,908        (6,642)       (2,711)       12,551           8,620
Reserve for financial assistance to specific
 borrowers                                                       --            --        (1,371)           --           1,371
-----------------------------------------------------------------------------------------------------------------------------

4. Coverage Ratio against Risk-Monitored Loans

[Consolidated]                                                                                           (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses (a)                               630,054      (386,211)     (144,431)    1,016,265         774,485
Risk-monitored loans (b)                                  1,062,966      (909,534)     (380,061)    1,972,501       1,443,028
Coverage ratio (a)/(b)                                        59.27%         7.75%         5.60%        51.52%          53.67%
-----------------------------------------------------------------------------------------------------------------------------

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Allowance for loan losses (a)                               468,577      (340,796)     (110,945)      809,374         579,522
Risk-monitored loans (b)                                    979,578      (949,175)     (344,263)    1,928,753       1,323,841
Coverage ratio (a)/(b)                                        47.83%         5.87%         4.05%        41.96%          43.77%
-----------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

5. Disclosed Claims under the Financial Reconstruction Law (the "FRL")

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
 bankrupt debtors                                            90,966      (45,692)      (32,977)      136,659          123,943
Claims under high risk                                      382,536     (389,464)     (123,572)      772,000          506,108
Claims under close observation                              519,276     (536,657)     (195,479)    1,055,933          714,756
-----------------------------------------------------------------------------------------------------------------------------
Total (1)                                                   992,778     (971,814)     (352,030)    1,964,593        1,344,808
-----------------------------------------------------------------------------------------------------------------------------
Normal claims                                            37,852,472      452,103       549,782    37,400,369       37,302,689
-----------------------------------------------------------------------------------------------------------------------------

6. Status of Secured Coverage on Disclosed Claims under the FRL

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                          As of        Increase/     Increase/       As of          As of
                                                         March 31,     (Decrease)    (Decrease)    March 31,    September 30,
                                                         2004 (A)      (A) - (B)     (A) - (C)      2003 (B)       2003 (C)
-----------------------------------------------------------------------------------------------------------------------------
Secured coverage amount (2)                                 675,687      (789,997)     (314,167)    1,465,684         989,854
   Allowance for loan losses                                210,381      (288,590)      (95,425)      498,971         305,806
   Reserve for financial support to specific
    borrowers                                                    --            --            --            --              --
   Collateral, guarantees, etc.                             456,305      (501,407)     (218,741)      966,712         684,047
Secured coverage ratio (2)/(1)                                68.06%        (6.54)%       (5.54)%       74.60%          73.60%
-----------------------------------------------------------------------------------------------------------------------------

Secured Coverage of Each Category of Disclosed Claims under the FRL

[Non-Consolidated]                                                                                       (in millions of yen)
-----------------------------------------------------------------------------------------------------------------------------
                                                                      Reserve for   Collectable
                                                                      financial     amount by
                                                                      support       collater-     Coverage      Coverage
                                          Disclosed     Allowance     to specific   alized and    ratio         ratio
                                           amount       for loan      borrowers     guaranteed    [(B)+(C)] /   [(B)+(C)+(D)]
               Category                     (A)         losses (B)    (C)           loans (D)     [(A)-(D)]     / (A)
-----------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and                        90,966          5,283            --        85,683        100.00%         100.00%
substantially bankrupt debtors              [136,659]       [11,460]           --      [125,198]      [100.00%]       [100.00%]
Claims under high risk                       382,536        105,087            --       210,741         61.17%          82.56%
                                            [772,000]      [267,551]           --      [364,388]       [65.63%]        [81.85%]
Claims under close observation               519,276        100,011            --       168,880         28.54%          51.78%
                                          [1,055,933]      [219,959]           --      [477,126]       [38.00%]        [66.01%]
Sub total (1)                                992,778        210,381            --       465,305         39.88%          68.06%
                                          [1,964,593]      [498,971]           --      [966,712]       [50.00%]        [74.60%]
Normal claims                             37,852,472
                                         [37,400,369]
Total (2)                                 38,845,250
                                         [39,364,962]
Sub total (1) / Total (2)                       2.55%
                                               [4.99%]
-----------------------------------------------------------------------------------------------------------------------------

Note: The upper figures are as of March 31, 2004. The lower figures with bracket are as of March 31, 2003.

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

7.  Progress in the Disposal of Problem Assets [Non-Consolidated]
    (excluding claims under close observation)

(1)  Assets categorized as problem assets as of September 30, 2000 based on the FRL                            (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                        As of        As of       As of        As of        As of        As of        As of        As of
                    September 30,  March 31, September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                        2000         2001        2001         2002         2002         2003        2003 (a)     2004 (b) (b) - (a)
-----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt
and  substantially
bankrupt debtors            274.3      144.3         150.6      144.9          210.9       38.7           19.0       14.9      (4.0)
Claims under high
risk                      1,053.5      944.9         758.4      538.4          193.6       13.5           10.3        7.4      (2.8)
-----------------------------------------------------------------------------------------------------------------------------------
Total                     1,327.8    1,089.2         909.0      683.4          404.6       52.3           29.3       22.4      (6.9)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   (A)       (B)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.1
Re-constructive disposition                          2.1
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                       2.8
Charge-off                                           0.3
Other                                                1.4
   Collection of claims                              1.4
   Improvements in financial status                  0.0
--------------------------------------------------------
Total                                                6.9(B)
--------------------------------------------------------

Above (A) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.8
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller balance
loans                                                2.8
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                3.6
--------------------------------------------------------

(2)  Assets newly categorized as problem assets during second half of fiscal 2000 based on the FRL     (in billions of yen)
---------------------------------------------------------------------------------------------------------------------------
                           As of        As of        As of        As of        As of        As of        As of
                         March 31,  September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                            2001         2001        2002         2002          2003       2003 (a)     2004 (b)  (b) - (a)
---------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially bankrupt
debtors                      106.8           98.3       94.3           44.0       18.6           17.8       14.7       (3.1)
Claims under high risk       635.3          575.4      447.4          269.3       72.5           49.1       30.7      (18.4)
---------------------------------------------------------------------------------------------------------------------------
Total                        742.2          673.7      541.8          313.3       91.2           67.0       45.5      (21.5)
---------------------------------------------------------------------------------------------------------------------------
                                                                                                           (C)        (D)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.5
Re-constructive disposition                          0.0
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                       4.8
Charge-off                                           0.0
Other                                               15.9
   Collection of claims                             14.8
   Improvements in financial status                  1.0
--------------------------------------------------------
Total                                               21.5(D)
--------------------------------------------------------

Above (C) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.9
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller balance
loans                                               13.6
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                               14.6
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(3)  Assets newly categorized as problem assets during first half of fiscal 2001 based on the FRL             (in billions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                               As of        As of        As of        As of        As of        As of
                                           September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                                                2001        2002         2002          2003       2003 (a)     2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially                27.1       25.6           26.4       17.8           11.4        6.7       (4.6)
bankrupt debtors
Claims under high risk                             257.0      140.1           79.9       47.2           27.9       17.7      (10.1)
----------------------------------------------------------------------------------------------------------------------------------
Total                                              284.2      165.8          106.3       65.1           39.4       24.5      (14.8)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  (E)        (F)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.0
Re-constructive disposition                          1.8
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                       7.3
Charge-off                                           0.9
Other                                                4.7
   Collection of claims                              3.8
   Improvements in financial
   status                                            0.8
--------------------------------------------------------
Total                                               14.8(F)
--------------------------------------------------------

Above (E) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.4
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        6.3
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                6.7
--------------------------------------------------------

(4)  Assets newly categorized as problem assets during second half of fiscal 2001 based
    on the FRL                                                               (in billions of yen)
-------------------------------------------------------------------------------------------------
                           As of        As of        As of        As of        As of
                         March 31,  September 30,  March 31,  September 30,  March 31,
                            2002         2002        2003        2003 (a)    2004 (b)   (b) - (a)
-------------------------------------------------------------------------------------------------
Claims to bankrupt and
substantially
bankrupt debtors              57.3           35.4       14.7           12.3        4.7       (7.6)
Claims under high risk       315.9          162.4      104.1           48.5       28.3      (20.1)
Total                        373.2          197.9      118.9           60.8       33.0      (27.7)
-------------------------------------------------------------------------------------------------
                                                                                (G)         (H)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.5
Re-constructive disposition                          0.3
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                      12.8
Charge-off                                           0.3
Other                                               13.7
   Collection of claims                              7.6
   Improvements in financial
   status                                            6.0
--------------------------------------------------------
Total                                               27.7(H)
--------------------------------------------------------

Above (G) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                            fiscal 2003
--------------------------------------------------------
Legal liquidation                                    0.9
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        3.7
Entrust through the managed trust method
to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                4.7
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(5) Assets newly categorized as problem assets during first half of fiscal 2002 based on the FRL

                                                                                (in billions of yen)
----------------------------------------------------------------------------------------------------
                                           As of        As of        As of       As of
                                       September 30,  March 31,  September 30,  March 31,
                                           2002         2003        2003 (a)     2004 (b)  (b) - (a)
----------------------------------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                24.6       19.8           16.7        9.1       (7.6)
Claims under high risk                         279.9      143.5           82.7       47.2      (35.4)
----------------------------------------------------------------------------------------------------
Total                                          304.5      163.3           99.5       56.4      (43.0)
----------------------------------------------------------------------------------------------------
                                                                                     (I)        (J)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                0.3
Re-constructive disposition                          2.0
Improvements in financial status due to
re-constructive disposition                           --
Loan sales to secondary market                      20.3
Charge-off                                           2.8
Other                                               17.5
   Collection of claims                              9.8
   Improvements in financial
   status                                            7.6
--------------------------------------------------------
Total                                               43.0(J)
--------------------------------------------------------

Above (I) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    1.9
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        3.6
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                5.6
--------------------------------------------------------

(6) Assets newly categorized as problem assets during second half of fiscal 2002 based on the FRL

                                                                   (in billions of yen)
----------------------------------------------------------------------------------------
                                         As of         As of        As of
                                       March 31,   September 30,   March 31,
                                         2003         2003 (a)     2004 (b)    (b) - (a)
----------------------------------------------------------------------------------------
Claims to bankrupt and substantially        26.7            32.0        22.0        (9.9)
bankrupt debtors
Claims under high risk                     390.7           169.1       115.7       (53.3)
----------------------------------------------------------------------------------------
Total                                      417.5           201.2       137.8       (63.3)
----------------------------------------------------------------------------------------
                                                                      (K)         (L)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                1.1
Re-constructive disposition                          8.2
Improvements in financial status due
to re-constructive disposition                        --
Loan sales to secondary market                      26.2
Charge-off                                           3.2
Other                                               24.4
   Collection of claims                             19.2
   Improvements in financial
   status                                            5.1
--------------------------------------------------------
Total                                               63.3(L)
--------------------------------------------------------

Above (K) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    1.4
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        7.9
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                9.3
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

(7) Assets newly categorized as problem assets during first half of fiscal 2003 based on the FRL

                                                        (in billions of yen)
----------------------------------------------------------------------------
                                           As of        As of
                                       September 30,   March 31,
                                          2003 (a)     2004 (b)    (b) - (a)
----------------------------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                14.3         8.8        (5.4)
Claims under high risk                         118.2        73.3       (44.8)
----------------------------------------------------------------------------
Total                                          132.5        82.2       (50.3)
----------------------------------------------------------------------------
                                                          (M)         (N)

Progress in the disposal of problem assets (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Disposition by borrowers' liquidation                1.3
Re-constructive disposition                          1.3
Improvements in financial status due
to re-constructive disposition                        --
Loan sales to secondary market                      15.6
Charge-off                                           2.7
Other                                               29.2
   Collection of claims                             25.1
   Improvements in financial
   status                                            4.0
--------------------------------------------------------
Total                                               50.3(N)
--------------------------------------------------------

Above (M) includes the following figures which facilitates the final disposal of problem assets.

                                    (in billions of yen)
--------------------------------------------------------
                                          Second half of
                                           fiscal 2003
--------------------------------------------------------
Legal liquidation                                    2.8
Quasi-legal liquidation                               --
Split-off of problem loans                            --
Partial charge-off of smaller
balance loans                                        4.5
Entrust through the managed trust
method to the Resolution and Collection
Corporation                                           --
--------------------------------------------------------
Total                                                7.3
--------------------------------------------------------

(8) Assets newly categorized as problem assets during second half of fiscal 2003 based on the FRL

                                    (in billions of yen)
--------------------------------------------------------
                                                 As of
                                              March 31,
                                                 2004
--------------------------------------------------------
Claims to bankrupt and substantially
bankrupt debtors                                     9.5
Claims under high risk                              61.8
--------------------------------------------------------
Total                                               71.3
--------------------------------------------------------

(9)  Historical trend of problem assets based on the FRL

                                                                                                               (in billions of yen)
-----------------------------------------------------------------------------------------------------------------------------------
                       As of        As of        As of        As of        As of        As of        As of        As of
                   September 30,  March 31,  September 30,  March 31,  September 30,  March 31,  September 30,  March 31,
                       2000         2001         2001         2002         2002         2003        2003 (a)     2004 (b) (b) - (a)
-----------------------------------------------------------------------------------------------------------------------------------
Claims to bankrupt
and substantially
bankrupt debtors           274.3      251.2          276.1      322.3          341.5      136.6          123.9       90.9     (32.9)
Claims under high
risk                     1,053.5    1,580.2        1,590.9    1,442.0          985.3      772.0          506.1      382.5    (123.5)
-----------------------------------------------------------------------------------------------------------------------------------
Total                    1,327.8    1,831.4        1,867.0    1,764.4        1,326.9      908.6          630.0      473.5    (156.5)
-----------------------------------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

8.   Classification of Loans by Type of Industry

(1)  Loans by type of industry [Non-Consolidated]                                 (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
------------------------------------------------------------------------------------------------------
Domestic offices (excluding
 loans booked at offshore
 markets)                        30,677,641      1,020,710       897,301    29,656,931      29,780,340
   Manufacturing                  4,121,870       (182,959)      (47,617)    4,304,829       4,169,487
   Agriculture                       10,595         (3,426)       (1,727)       14,021          12,322
   Forestry                           4,887           (438)         (344)        5,325           5,231
   Fishery                            2,453           (201)         (121)        2,654           2,574
   Mining                            30,597         (2,852)       (4,674)       33,449          35,271
   Construction                     796,770       (159,633)      (67,878)      956,403         864,648
   Utilities                        248,536        (17,011)      (14,351)      265,547         262,887
   Media and Communication          603,963        (46,377)      (41,323)      650,340         645,286
   Wholesale and Retail           3,956,862       (445,293)     (221,401)    4,402,155       4,178,263
   Banks and other financial
    institutions                  1,885,739         (5,261)      (94,283)    1,891,000       1,980,022
   Real estate                    3,455,104         23,811        13,891     3,431,293       3,441,213
   Services                       3,898,202       (207,119)     (525,142)    4,105,321       4,423,344
   Municipal government              33,067            358         1,946        32,709          31,121
   Other industries              11,628,996      2,067,111     1,900,325     9,561,885       9,728,671
Overseas offices and loans
 booked at offshore markets       4,138,998       (928,906)     (341,121)    5,067,905       4,480,120
------------------------------------------------------------------------------------------------------
      Total                      34,816,640         91,803       556,179    34,724,836      34,260,461
------------------------------------------------------------------------------------------------------

(2)  Domestic consumer loans [Non-Consolidated]                                   (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of            As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)         2003 (C)
------------------------------------------------------------------------------------------------------
Total domestic consumer
 loans                            7,798,965        599,651        86,525     7,199,314       7,712,440
   Housing loans                  7,363,459        669,782       115,565     6,693,677       7,247,894
   Others                           435,506        (70,131)      (29,040)      505,637         464,546
------------------------------------------------------------------------------------------------------

(3)  Domestic loans to small and medium-sized companies [Non-Consolidated]        (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of           As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Domestic loans to small and
 medium-sized companies          17,328,991        128,100      (126,354)   17,200,890      17,455,345
Percentage to total domestic
 loans                                56.48%         (1.51)%       (2.12)%       57.99%          58.61%
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

9.   Loans and Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
Deposits (ending balance)        51,819,415      3,992,241     1,421,457    47,827,174      50,397,958
Deposits (average balance)       49,286,149      3,031,408       506,752    46,254,741      48,779,396
Loans (ending balance)           34,816,640         91,803       556,179    34,724,836      34,260,461
Loans (average balance)          34,660,436       (157,957)      286,724    34,818,393      34,373,711
------------------------------------------------------------------------------------------------------

10.  Domestic Deposits [Non-Consolidated]

                                                                                  (in millions of yen)
------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)        2003 (C)
------------------------------------------------------------------------------------------------------
   Individuals                   26,667,948      1,184,767       435,543    25,483,181      26,232,405
   Corporations and others       17,732,845        888,486      (186,635)   16,844,358      17,919,481
Domestic deposits                44,400,794      2,073,254       248,907    42,327,540      44,151,886
------------------------------------------------------------------------------------------------------

Note: Amounts do not include negotiable certificates of deposit, deposits of overseas offices and JOM accounts.

11.  Number of Employees [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
------------------------------------------------------------------------------------------------------
Number of Employees                  14,468           (711)         (594)       15,179          15,062
------------------------------------------------------------------------------------------------------

12.  Number of Offices [Non-Consolidated]

------------------------------------------------------------------------------------------------------
                                  As of         Increase/     Increase/      As of          As of
                                 March 31,     (Decrease)     (Decrease)    March 31,    September 30,
                                 2004 (A)      (A) - (B)      (A) - (C)     2003 (B)       2003 (C)
------------------------------------------------------------------------------------------------------
Domestic                                267            (15)           (6)          282             273
   Head office and Branches             249            (11)           (5)          260             254
   Sub-branches and Agencies             18             (4)           (1)           22              19
Overseas                                 73              1            --            72              73
   Branches                              43              1             1            42              42
   Sub-branches                          14              1            --            13              14
   Representative offices                16             (1)           (1)           17              17
------------------------------------------------------------------------------------------------------
Total                                   340            (14)           (6)          354             346
------------------------------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

13.  Status of Deferred Tax Assets [Non-Consolidated]

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

[Non-Consolidated]                    (in billions of yen)
----------------------------------------------------------
                                       Mar. 31, 2004
                                         vs. Mar. 31, 2003
----------------------------------------------------------
Deferred tax assets               801.3             (231.8)
   Allowance for loan losses      232.2             (159.0)
   Write down of investment
   securities                      83.4               13.5
   Net operating loss
   carryforwards                  485.1              (42.3)
   Reserve for employees'
   retirement benefits             30.2               (3.7)
   Unrealized losses on              --             (112.1)
   securities available for
   sale
   Other                           37.7               (0.1)
   Valuation allowance            (67.4)              72.0
Deferred tax liabilities          273.6              259.0
   Gains on placing trust for
   retirement benefits              7.3                0.0
   Unrealized gains on
   securities available for
   sale                           259.4              259.4
   Other                            6.9               (0.4)
Net deferred tax assets           527.6             (490.8)
  [Consolidated]
Net deferred tax assets           460.8             (486.7)

(2)  Net Business Profits before Credit Costs and Taxable Income (Current Fiscal
     Year)

[Non-Consolidated]                          (in billions
                                              of yen)
--------------------------------------------------------
                                              FY 2003
--------------------------------------------------------
Net business profits                               466.8
 before credit costs
Credit related costs                              (135.3)
Income before income taxes                         587.7
Reconciliation to taxable income                  (405.6)
Taxable income                                     182.0
--------------------------------------------------------

(3) Net Business Profits before Credit Costs and Taxable Income (Past Five Fiscal Year)

[Non-Consolidated]                           (in billions of yen)
-----------------------------------------------------------------
                       1998    1999     2000     2001       2002
-----------------------------------------------------------------
Net business           604.7   400.8    388.9    463.3     511.5
 profits before
 credit costs
Credit related costs   889.5   504.5    554.0    484.8      341.0
Income before           69.8   279.9   (225.3)  (317.4)    (287.3)
 income taxes
Reconciliation to      178.6    82.1    393.0    137.3     (821.7)
 taxable income
Taxable income         248.5   362.1    167.6   (180.0)  (1,109.0)
-----------------------------------------------------------------

(4) Classification Based on Prior Year Operating Results as Provided in the JICPA Audit Committee Report No.66

    Although we recorded taxable income for the year ended March 31, 2004, we are classified as "4" described above since we have material net operating loss carryforwards. However since we believe the net operating loss carryforwards are attributable to extraordinary factors such as changes in laws and regulations, we apply the exception to classification 4. (Five years' future taxable income is estimable.)

[Extraordinary Factors Such as Changes in Laws and Regulations]

     Our net operating loss carryforwards were incurred due to, among other things, the followings : (i) we accelerated the final disposal of nonperforming loans in response to both the "Emerging Economic Package," which provided guidance to major banks to remove from their balance sheets claims to debtors classified as "likely to become bankrupt" or below, and the "Program for Financial Revival," which urged major banks to reduce the ratio of disclosed claims to total claims by about half; and (ii) we reduced our holdings of strategic equity investments under the "Law Concerning Restriction, etc. of
                           Banks'Shareholdings etc."

(5)  Realizability of Deferred Tax Assets at March 31, 2004 (Assumptions)

                                    (in billions of yen)
--------------------------------------------------------
                                            Five year
                                          total (2004 to
                                              2008)
--------------------------------------------------------
Net business profits (based on our
 business plan) (*1)                             3,590.0
Net business profits (basis of
 realizability determination) (*2)               3,070.0
Income before income taxes (basis of
 realizability determination)                    2,490.0
Taxable income before adjustments
(basis of realizability
 determination) (*3)                             2,980.0
Temporary difference + net operating
 loss carryforwards (for which deferred
 tax assets shall be recognized)                 1,987.2
Deferred tax assets at March 31,
 2004 (*4)                                         801.3
--------------------------------------------------------

(*1) Total of the two banks, before credit costs

(*2) Based on the scenario that current short-term interest rate level continues for the next five years

(*3) Before reversals of existing deductible temporary differences and net operating loss carryforwards

(*4) Temporary difference + net operating loss carryforwards (for which deferred tax assets shall be recognized) multiplied by effective tax rate (consolidated corporate-tax basis)

(Reference) Assumptions for Business Plan

------------------------------------------------------------------------------
                                  FY 2004   FY 2005   FY2006   FY2007   FY2008
------------------------------------------------------------------------------
S/T interest rate (3 m/s TIBOR)      0.09%     0.13%    0.50%    0.57%    0.88%
L/T interest rate (10 year JGB)      1.48%     1.90%    2.30%    2.03%    2.58%
Exchange rate (USD/Yen)            (Y)105    (Y)105   (Y)105   (Y)105   (Y)105
------------------------------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

14.  Employees' Retirement Benefits

(1)  Benefit obligation

                                                   (in millions of yen)
-----------------------------------------------------------------------
                                                             As of
                                                             March 31,
                                                              2004
-----------------------------------------------------------------------
Projected benefits obligation                  (A)              576,803
Fair value of plan assets                      (B)              505,989
Prepaid pension cost                           (C)               54,417
Reserve for employees' retirement benefits     (D)               13,272
Total amount unrecognized                      (A-B+C-D)        111,957
   Unrecognized net obligation by the change
    of accounting policy                                         11,192
   Unrecognized prior service cost                              (31,370)
   Unrecognized net actuarial loss                              132,136
-----------------------------------------------------------------------
Note: Discount rate is 2.1%.

(2)  Net periodic pension cost

                                    (in millions of yen)
--------------------------------------------------------
                                           For the year
                                              ended
                                          March 31, 2004
--------------------------------------------------------
Net periodic cost of the employees'
  retirement benefits                             58,555
   Service cost                                   14,893
   Interest cost                                  13,014
   Expected return on plan assets                (14,851)
   Amortization of net obligation  by
    the change of accounting policy               11,802
   Amortization of prior service cost             (4,055)
   Amortization of net actuarial loss             28,884
   Other                                           8,867
--------------------------------------------------------

                                          Mitsubishi Tokyo Financial Group, Inc.
                                            (The Bank of Tokyo-Mitsubishi, Ltd.)

15.  Earning Projections for the Fiscal Year Ending March 31, 2005

[Consolidated]                        (in billions of yen)
----------------------------------------------------------
                  For the year ending   For the year ended
                    March 31, 2005        March 31, 2004
----------------------------------------------------------
Ordinary income               2,000.0              2,045.2
Ordinary profit                 525.0                446.5
Net income                      275.0                429.2
----------------------------------------------------------

[Non-consolidated]                     (in billions of yen)
----------------------------------------------------------
                  For the year ending   For the year ended
                    March 31, 2005        March 31, 2004
----------------------------------------------------------
Ordinary income               1,500.0              1,471.0
Ordinary profit                 380.0                290.2
Net income                      210.0                359.7
----------------------------------------------------------

----------------------------------------------------------
Net business
 profits before
 provision for
 formula
 allowance for
 loan losses                    500.0                466.8
----------------------------------------------------------